CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement No. 333-184642 on Form S-8 of our reports dated February 29, 2016, relating to the financial statements of The WhiteWave Foods Company and subsidiaries (which report expresses an unqualified opinion and includes explanatory paragraphs relating to the allocations of expenses from Dean Foods Company and adoption of Accounting Standards Update No. 2015-17 ‘Balance Sheet Reclassification of Deferred Taxes’, and Accounting Standards Update No. 2015-03 ‘Simplifying the Presentation of Debt Issuance Costs’), and the effectiveness of The WhiteWave Foods Company and subsidiaries' internal control over financial reporting, appearing in this Annual Report on Form 10-K of The WhiteWave Foods Company for the year ended December 31, 2015.
/s/ DELOITTE & TOUCHE LLP
Denver, Colorado
February 29, 2016